02017117

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**



---

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| 1 Vanderbilt Mortgage and Finance, Inc. | 0000816512 |
| 2 Vanderbilt ABS Corp. 02 | 0001141665 |
| 3 Clayton Homes, Inc. - 01 | 0000719547 |
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |

| | |
|---|---|
| Form 8-K for February 14, 2002 | ~~333-57532~~ 333-57532 |
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A
(Name of Person Filing the Document (if Other Than the Registrant))





NY1 5143043v3

## SIGNATURES

*Filings Made by the Registrant.* The registrants have duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryville, State of Tennessee, on February 14, 2002.

Vanderbilt Mortgage and Finance, Inc.

By: ______________________
Name: David Jordan
Title: Secretary

Vanderbilt ABS Corp.

By: ______________________
Name: David Jordan
Title: Secretary

Clayton Homes, Inc.

By: ______________________
Name: Amber Krupacs
Title: Vice President



NY1 5143043v3

TOTAL P.02

# Exhibit Index

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

EXHIBIT 99.1

# COMPUTATIONAL MATERIALS

for

VANDERBILT MORTGAGE AND FINANCE, INC.
VANDERBILT ABS CORP.
CLAYTON HOMES, INC.

Vanderbilt Mortgage and Finance, Inc.,
Manufactured Housing Contract
Senior/Subordinate Pass-Through Certificates,
Series 2002-A

SUBJECT TO REVISION
SERIES TERM SHEET DATED FEBRUARY 13, 2002

*Confidential Information Memorandum*

# $251,656,089 (APPROXIMATE)

# VANDERBILT MORTGAGE AND FINANCE, INC.

SELLER AND SERVICER

MANUFACTURED HOUSING CONTRACT
SENIOR/SUBORDINATED PASS-THROUGH CERTIFICATES,
SERIES 2002-A

FEBRUARY 13, 2002

BEAR STEARNS

CREDIT SUISSE | FIRST BOSTON

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

*General Information*: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

# PRELIMINARY INFORMATION ONLY

## OFFERED CERTIFICATES

| | Class A-1 | Class A-2 | Class A-3 | Class A-4 | Class A-5 | Class M-1 | Class B-1 | Class B-2 |
|---|---|---|---|---|---|---|---|---|
| Amount: | $63,626,000 | $60,826,000 | $33,061,000 | $50,733,000 | $10,066,000 | $10,066,000 | $8,808,000 | $14,470,090 |
| Type: | Adjustable | Fixed | Fixed | Fixed | Fixed | Fixed | Fixed | Fixed |
| Coupon: | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% |
| Approx. Price: | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% |
| Yield (%): | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% | [TBD]% |
| Spread (bps): | [TBD] | [TBD] | [TBD] | [TBD] | [TBD] | [TBD] | [TBD] | [TBD] |
| Avg Life (To Call): | 1.00 | 3.00 | 5.00 | 8.98 | 11.86 | 8.69 | 6.11 | 10.26 |
| Avg Life (To Mat): | 1.00 | 3.00 | 5.00 | 9.09 | 15.14 | 9.20 | 6.11 | 13.14 |
| 1st Prin Pymt (To Call): | 3/02 | 2/04 | 5/06 | 4/08 | 1/14 | 3/07 | 3/07 | 7/09 |
| Last Prin Pymt (To Call): | 2/04 | 5/06 | 4/08 | 1/14 | 1/14 | 1/14 | 7/09 | 1/14 |
| Last Prin Pymt (To Mat): | 2/04 | 5/06 | 4/08 | 7/15 | 8/19 | 8/19 | 7/09 | 12/30 |
| Stated Mat: | 9/09 | 10/14 | 3/18 | 5/26 | 10/29 | 10/29 | 5/17 | 12/30 |
| Expected Settlement: | 2/26/02 | 2/26/02 | 2/26/02 | 2/26/02 | 2/26/02 | 2/26/02 | 2/26/02 | 2/26/02 |
| Payment Delay: | 0 days | 6 days | 6 days | 6 days | 6 days | 6 days | 6 days | 6 days |
| Interest Payment Basis: | Actual/360 | 30/360 | 30/360 | 30/360 | 30/360 | 30/360 | 30/360 | 30/360 |
| Dated Date: | 2/26/02 | 2/1/02 | 2/1/02 | 2/1/02 | 2/1/02 | 2/1/02 | 2/1/02 | 2/1/02 |
| Ratings (Moody's/S&P): | Aaa/AAA | Aaa/AAA | Aaa/AAA | Aaa/AAA | Aa2/AA | A2/A | Baa2/BBB | Baa2/BBB |
| Pricing Date: | TBD | TBD | TBD | TBD | TBD | TBD | TBD | TBD |
| Prepayment Speed: | 225% MHP | 225% MHP | 225% MHP | 225% MHP | 225% MHP | 225% MHP | 225% MHP | 225% MHP |

**Title of Securities**

Vanderbilt Mortgage and Finance, Inc.
Manufactured Housing Contract, Senior/Subordinate
Pass-Through Certificates, Series 2002-A

Class A-1 adjustable rate certificates, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class B-1, and Class B-2 fixed rate certificates

**Seller**

Vanderbilt Mortgage and Finance, Inc.

**Servicer**

Vanderbilt Mortgage and Finance, Inc.

**Underwriters**

Bear, Stearns & Co., Inc. (Lead Manager)
Credit Suisse First Boston Corporation (Co-Manager)

**Trustee**

JPMorgan Chase Bank

**Collateral**

Fixed rate manufactured housing contracts and loans, except for 0.07% of the loans that are adjustable rate contracts.

**Credit Enhancement**

1. Excess interest
2. Subordination
3. Limited Guaranty of Clayton Homes, Inc. (Class B-2 only)

**Excess Interest**

Excess interest cashflows will be available as credit enhancement.

**Subordination**

| Class | Rating (Moody's/S&P) | Subordination |
|---|---|---|
| Class A-1 – A-4 | Aaa/AAA | 17.25% |
| Class A-5 | Aa2/AA | 13.25% |
| Class M-1 | A2/A | 9.25% |
| Class B-1 | Baa2/BBB | 5.75% |
| Class B-2 | Baa2/BBB | |

**Class Sizes**

| Class | Rating (Moody's/S&P) | Class Size |
|---|---|---|
| Class A-1 – A-4 | Aaa/AAA | 82.75% |
| Class A-5 | Aa2/AA | 4.00% |
| Class M-1 | A2/A | 4.00% |
| Class B-1 | Baa2/BBB | 3.50% |
| Class B-2 | Baa2/BBB | 5.75% |

| | |
|---|---|
| **Total Size** | $251,656,089 (approximate) |
| **Remittance Rate** | The Class A-1 remittance rate will equal the lesser of:<br>1. One month LIBOR plus [TBD%] and<br>2. The weighted average contract rate less the 1.25% servicing fee (if Vanderbilt is no longer the servicer). |
| **Maximum Rate** | Remittance rates on the A-1, A-2, A-3, A-4, A-5, M-1, B-1 and B-2 Certificates are subject to a maximum rate equal to (a) the weighted average contract rate of the contracts less (b) if Vanderbilt is no longer the servicer, the servicing fee of 1.25%. |
| **Servicing Fee** | For as long as Vanderbilt is the servicer, the servicing fee of 1.25% per annum is subordinate to the Offered Certificates on a monthly basis. |
| **Cleanup Call** | The Seller may call the Certificates at par plus accrued interest after the remaining pool balance is less than 10% of the Cut-off-Date pool principal balance. |
| **Remittance Date** | The 7$^{th}$ day of each month or, if such day is not a business day, the next succeeding business day, beginning in March 2002. |
| **Interest Accrual** | For the Class A-1 certificates, interest will accrue from the 7$^{th}$ day of the preceding month until the 6$^{th}$ day of the current month. For the first remittance date, interest will accrue from the closing date to the first remittance date for the Class A-1 certificates. Interest is calculated using an actual/360 day count.<br><br>For the Class A-2, A-3, A-4, A-5, M-1, B-1 and B-2 interest will accrue from the 1$^{st}$ day of the preceding month until the 30$^{th}$ day of the preceding month. Interest is calculated using a 30/360 day count. |
| **ERISA Considerations** | All classes of certificates are expected to be ERISA eligible. However, investors should consult with their counsel with respect to the consequences under ERISA and the Code of the Plan's acquisition and ownership of such Certificates. |
| **Prospectus** | The Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Collateral is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus. |

**Cashflow Priority**

CLASS M-1 AND CLASS B PRINCIPAL DISTRIBUTION TESTS ARE MET:

1. Current interest and any previously unreimbursed interest to Classes A-1 through A-4;
2. The Class A percentage of the Formula Principal Distribution Amount sequentially to Classes A-1, A-2, A-3, and A-4 until such class is reduced to zero;
3. Current interest and any previously unreimbursed interest to Class A-5 Certificates;
4. Remaining Class A percentage of the Formula Principal Distribution Amount to Class A-5 until such class is reduced to zero;
5. Current interest and any previously unreimbursed interest to Class M-1 Certificates;
6. Mezzanine percentage of the Formula Principal Distribution Amount to Class M-1 until such class is reduced to zero;
7. Current interest and any previously unreimbursed interest to Class B-1 Certificates;
8. Class B percentage of the Formula Principal Distribution Amount to Class B-1 until such class is reduced to zero;
9. Current interest and any previously unreimbursed interest to Class B-2 Certificates;
10. Remaining Formula Principal Distribution Amount to Class B-2 until such class is reduced to zero;
11. The amount of any principal reimbursement to Clayton Homes for Enhancement Payments with respect to the Class B-2 Certificates which remains unpaid after giving effect to the distribution described above;
12. As long as Vanderbilt is the Servicer, any remainder up to the amount equal to 1/12th of the product of 1.25% and the pool scheduled principal balance to the Servicer;
13. Any remainder to the Class R Certificates.


CLASS A-1
(Aaa/AAA)
CLASS A-2
(Aaa/AAA)
CLASS A-3
(Aaa/AAA)
CLASS A-4
(Aaa/AAA)
CLASS A-5
(Aa2/AA)
5-YEAR LOCKOUT
CLASS M-1 (A2/A)
CLASS B-1
(Baa2/BBB)
CLASS B-2
(Baa2/BBB)

**Cashflow Priority**

CLASS M-1 AND CLASS B PRINCIPAL DISTRIBUTION TESTS ARE <u>NOT</u> MET:

1. Current interest and any previously unreimbursed interest to Classes A-1 through A-4;
2. 100% of the Formula Principal Distribution Amount sequentially to Classes A-1, A-2, A-3, and A-4 until such class is reduced to zero;
3. Current interest and any previously unreimbursed interest to Class A-5 Certificates;
4. 100% of remaining formula principal payments to Class A-5 until such Class is reduced to zero;
5. Current interest and any previously unreimbursed interest to Class M-1 Certificates;
6. 100% of remaining formula principal payments to Class M-1 until such Class is reduced to zero;
7. Current interest and any previously unreimbursed interest to Class B-1 Certificates;
8. 100% of remaining formula principal payments to Class B-1 until such Class is reduced to zero;
9. Current interest and any previously unreimbursed interest to Class B-2 Certificates;
10. 100% of remaining formula principal payments to Class B-2 until such Class is reduced to zero;
11. The amount of any principal reimbursement to Clayton Homes for Enhancement Payments with respect to the Class B-2 Certificates which remains unpaid after giving effect to the distribution described above;
12. So long as Vanderbilt is the Servicer, any remainder up to the amount equal to 1/12th of the product of 1.25% and the pool scheduled principal balance to the Servicer;
13. Any remainder to the Class R Certificates.

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| CLASS A-1 (Aaa/AAA) | CLASS A-2 (Aaa/AAA) | CLASS A-3 (Aaa/AAA) | CLASS A-4 (Aaa/AAA) | CLASS A-5 (Aa2/AA) | CLASS M-1 (A2/A) | CLASS B-1 (Baa2/BBB) | CLASS B-2 (Baa2/BBB) |

THE CLASS M-1 AND CLASS B PRINCIPAL DISTRIBUTION TESTS ARE MET IF:

1. Remittance Date is on or after March 2007
2. Class M-1 Percentage plus Class B Percentage is at least approximately [23.19]% (which is 1.75 times the sum of the original Class M-1 Percentage and the original Class B Percentage).
3. Cumulative Realized Losses do not exceed [7]% for year 2007, [8]% for year 2008, and [9]% for year 2009 and beyond of the Original Principal Balance of the Contracts
4. Current Realized Loss Ratio does not exceed [2.75]%
5. Average 60 Day Delinquency Ratio does not exceed [5]%
6. Class B-2 Principal Balance must not be less than $[5,033,122] (which represents approximately 2% of the Total Original Principal Balance).

# SUMMARY COLLATERAL INFORMATION

## AS OF JANUARY 25, 2002 CUT-OFF DATE

| | |
|---|---|
| **Total Collateral Amount** | $251,656,089.72 |
| **Average Unpaid Principal Balance** | $39,083.10 |
| **Maximum Original Balance** | $275,000.00 |
| **Weighted Average Collateral Coupon** | 10.299% |
| **Coupon Range** | 8.000% - 18.000% |
| **Weighted Average Maturity (months)** | 230 |
| **Weighted Average Original Term (months)** | 233 |
| **Weighted Average LTV** | 86.62% |
| **New** | 66.93% |
| **Used** | 33.07% |
| **Multi-wide** | 57.01% |
| **Site Built** | 3.51% |

# CLASS A-1 – PRICE

| | | | | | |
|---|---|---|---|---|---|
| Balance | $63,626,000 | Delay | 0 | Index | 1 ML |
| Coupon | TBD | Dated | 2/26/2002 | Margin | TBD |
| Settle | 2/26/2002 | First Payment | 3/7/2002 | | |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 2.158 | 2.168 | 2.178 | 2.188 | 2.198 |
| 99.8906 | 2.145 | 2.154 | 2.162 | 2.171 | 2.179 |
| 99.9063 | 2.132 | 2.139 | 2.146 | 2.153 | 2.161 |
| 99.9219 | 2.118 | 2.124 | 2.130 | 2.136 | 2.142 |
| 99.9375 | 2.105 | 2.110 | 2.114 | 2.119 | 2.123 |
| 99.9531 | 2.092 | 2.095 | 2.098 | 2.101 | 2.105 |
| 99.9688 | 2.078 | 2.080 | 2.082 | 2.084 | 2.086 |
| 99.9844 | 2.065 | 2.066 | 2.066 | 2.067 | 2.067 |
| 100.0000 | 2.052 | 2.051 | 2.050 | 2.049 | 2.049 |
| 100.0156 | 2.039 | 2.036 | 2.034 | 2.032 | 2.030 |
| 100.0313 | 2.025 | 2.022 | 2.018 | 2.015 | 2.011 |
| 100.0469 | 2.012 | 2.007 | 2.002 | 1.997 | 1.992 |
| 100.0625 | 1.999 | 1.993 | 1.986 | 1.980 | 1.974 |
| 100.0781 | 1.985 | 1.978 | 1.971 | 1.963 | 1.955 |
| 100.0938 | 1.972 | 1.963 | 1.955 | 1.945 | 1.936 |
| 100.1094 | 1.959 | 1.949 | 1.939 | 1.928 | 1.918 |
| 100.1250 | 1.946 | 1.934 | 1.923 | 1.911 | 1.899 |
| **WAL (To Call)** | **1.21** | **1.09** | **1.00** | **0.92** | **0.85** |
| **Principal Window** | **Mar02 – Jul04** | **Mar02 – Apr04** | **Mar02 – Feb04** | **Mar02 – Dec03** | **Mar02 – Nov03** |

# CLASS A-2 – PRICE

| | | | |
|---|---|---|---|
| Balance | $60,826,000 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 4.801 | 4.802 | 4.804 | 4.805 | 4.807 |
| 99.8906 | 4.796 | 4.797 | 4.798 | 4.799 | 4.800 |
| 99.9063 | 4.792 | 4.792 | 4.792 | 4.793 | 4.793 |
| 99.9219 | 4.787 | 4.787 | 4.787 | 4.787 | 4.787 |
| 99.9375 | 4.782 | 4.781 | 4.781 | 4.780 | 4.780 |
| 99.9531 | 4.777 | 4.776 | 4.775 | 4.774 | 4.773 |
| 99.9688 | 4.772 | 4.771 | 4.769 | 4.768 | 4.767 |
| 99.9844 | 4.768 | 4.766 | 4.764 | 4.762 | 4.760 |
| 100.0000 | 4.763 | 4.760 | 4.758 | 4.756 | 4.753 |
| 100.0156 | 4.758 | 4.755 | 4.752 | 4.750 | 4.747 |
| 100.0313 | 4.753 | 4.750 | 4.747 | 4.743 | 4.740 |
| 100.0469 | 4.748 | 4.745 | 4.741 | 4.737 | 4.733 |
| 100.0625 | 4.744 | 4.739 | 4.735 | 4.731 | 4.727 |
| 100.0781 | 4.739 | 4.734 | 4.729 | 4.725 | 4.720 |
| 100.0938 | 4.734 | 4.729 | 4.724 | 4.719 | 4.714 |
| 100.1094 | 4.729 | 4.724 | 4.718 | 4.712 | 4.707 |
| 100.1250 | 4.724 | 4.718 | 4.712 | 4.706 | 4.700 |
| **WAL (To Call)** | **3.63** | **3.29** | **3.00** | **2.76** | **2.56** |
| **Principal Window** | **Jul04 – Mar07** | **Apr04 – Sep06** | **Feb04 – May06** | **Dec03 – Dec05** | **Nov03 – Sep05** |

# CLASS A-3 – PRICE

| | | | |
|---|---|---|---|
| Balance | $33,061,000 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 5.713 | 5.713 | 5.714 | 5.715 | 5.715 |
| 99.8906 | 5.710 | 5.710 | 5.710 | 5.711 | 5.711 |
| 99.9063 | 5.707 | 5.707 | 5.707 | 5.707 | 5.707 |
| 99.9219 | 5.704 | 5.703 | 5.703 | 5.703 | 5.702 |
| 99.9375 | 5.701 | 5.700 | 5.699 | 5.699 | 5.698 |
| 99.9531 | 5.697 | 5.697 | 5.696 | 5.695 | 5.694 |
| 99.9688 | 5.694 | 5.693 | 5.692 | 5.691 | 5.689 |
| 99.9844 | 5.691 | 5.690 | 5.688 | 5.687 | 5.685 |
| 100.0000 | 5.688 | 5.686 | 5.684 | 5.683 | 5.681 |
| 100.0156 | 5.685 | 5.683 | 5.681 | 5.679 | 5.676 |
| 100.0313 | 5.682 | 5.680 | 5.677 | 5.675 | 5.672 |
| 100.0469 | 5.679 | 5.676 | 5.673 | 5.671 | 5.668 |
| 100.0625 | 5.676 | 5.673 | 5.670 | 5.667 | 5.664 |
| 100.0781 | 5.673 | 5.670 | 5.666 | 5.663 | 5.659 |
| 100.0938 | 5.670 | 5.666 | 5.662 | 5.659 | 5.655 |
| 100.1094 | 5.667 | 5.663 | 5.659 | 5.655 | 5.651 |
| 100.1250 | 5.664 | 5.660 | 5.655 | 5.651 | 5.646 |
| **WAL (To Call)** | **6.28** | **5.57** | **5.00** | **4.54** | **4.19** |
| **Principal Window** | **Mar07 – Oct09** | **Sep06 – Jan09** | **May06 – Apr08** | **Dec05 – Aug07** | **Sep05 – Jan07** |

# CLASS A-4 – PRICE

| | | | |
|---|---|---|---|
| Balance | $50,733,000 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 6.663 | 6.663 | 6.663 | 6.663 | 6.663 |
| 99.8906 | 6.661 | 6.661 | 6.661 | 6.661 | 6.661 |
| 99.9063 | 6.658 | 6.658 | 6.658 | 6.658 | 6.658 |
| 99.9219 | 6.656 | 6.656 | 6.656 | 6.655 | 6.655 |
| 99.9375 | 6.654 | 6.654 | 6.653 | 6.653 | 6.652 |
| 99.9531 | 6.652 | 6.652 | 6.651 | 6.650 | 6.649 |
| 99.9688 | 6.650 | 6.649 | 6.649 | 6.648 | 6.647 |
| 99.9844 | 6.648 | 6.647 | 6.646 | 6.645 | 6.644 |
| 100.0000 | 6.646 | 6.645 | 6.644 | 6.643 | 6.641 |
| 100.0156 | 6.644 | 6.643 | 6.641 | 6.640 | 6.638 |
| 100.0313 | 6.642 | 6.640 | 6.639 | 6.637 | 6.636 |
| 100.0469 | 6.640 | 6.638 | 6.637 | 6.635 | 6.633 |
| 100.0625 | 6.637 | 6.636 | 6.634 | 6.632 | 6.630 |
| 100.0781 | 6.635 | 6.634 | 6.632 | 6.630 | 6.627 |
| 100.0938 | 6.633 | 6.631 | 6.629 | 6.627 | 6.625 |
| 100.1094 | 6.631 | 6.629 | 6.627 | 6.625 | 6.622 |
| 100.1250 | 6.629 | 6.627 | 6.625 | 6.622 | 6.619 |
| **WAL (To Call)** | **10.74** | **9.83** | **8.98** | **8.20** | **7.47** |
| **Principal Window** | **Oct09 – Aug15** | **Jan09 – Oct14** | **Apr08 – Jan14** | **Aug07 – Apr13** | **Jan07 – Jul12** |

# CLASS A-5 – PRICE

| | | | |
|---|---|---|---|
| Balance | $10,066,000 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 7.505 | 7.505 | 7.505 | 7.505 | 7.505 |
| 99.8906 | 7.503 | 7.503 | 7.503 | 7.503 | 7.503 |
| 99.9063 | 7.501 | 7.501 | 7.501 | 7.501 | 7.500 |
| 99.9219 | 7.499 | 7.499 | 7.499 | 7.499 | 7.498 |
| 99.9375 | 7.497 | 7.497 | 7.497 | 7.496 | 7.496 |
| 99.9531 | 7.495 | 7.495 | 7.495 | 7.494 | 7.494 |
| 99.9688 | 7.494 | 7.493 | 7.493 | 7.492 | 7.492 |
| 99.9844 | 7.492 | 7.491 | 7.491 | 7.490 | 7.489 |
| 100.0000 | 7.490 | 7.489 | 7.489 | 7.488 | 7.487 |
| 100.0156 | 7.488 | 7.487 | 7.487 | 7.486 | 7.485 |
| 100.0313 | 7.486 | 7.485 | 7.484 | 7.484 | 7.483 |
| 100.0469 | 7.484 | 7.483 | 7.482 | 7.482 | 7.480 |
| 100.0625 | 7.482 | 7.481 | 7.480 | 7.479 | 7.478 |
| 100.0781 | 7.480 | 7.479 | 7.478 | 7.477 | 7.476 |
| 100.0938 | 7.478 | 7.477 | 7.476 | 7.475 | 7.474 |
| 100.1094 | 7.477 | 7.475 | 7.474 | 7.473 | 7.472 |
| 100.1250 | 7.475 | 7.473 | 7.472 | 7.471 | 7.469 |
| **WAL (To Call)** | **13.45** | **12.61** | **11.86** | **11.11** | **10.36** |
| **Principal Window** | **Aug15 – Aug15** | **Oct14 – Oct14** | **Jan14 – Jan14** | **Apr13 – Apr13** | **Jul12- Jul12** |

# CLASS M-1 – PRICE

| | | | |
|---|---|---|---|
| Balance | $10,066,000 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 7.577 | 7.577 | 7.577 | 7.577 | 7.577 |
| 99.8906 | 7.574 | 7.574 | 7.574 | 7.574 | 7.574 |
| 99.9063 | 7.572 | 7.572 | 7.572 | 7.572 | 7.572 |
| 99.9219 | 7.570 | 7.569 | 7.569 | 7.569 | 7.569 |
| 99.9375 | 7.567 | 7.567 | 7.567 | 7.566 | 7.566 |
| 99.9531 | 7.565 | 7.564 | 7.564 | 7.564 | 7.563 |
| 99.9688 | 7.562 | 7.562 | 7.562 | 7.561 | 7.561 |
| 99.9844 | 7.560 | 7.559 | 7.559 | 7.558 | 7.558 |
| 100.0000 | 7.557 | 7.557 | 7.556 | 7.556 | 7.555 |
| 100.0156 | 7.555 | 7.554 | 7.554 | 7.553 | 7.553 |
| 100.0313 | 7.553 | 7.552 | 7.551 | 7.551 | 7.550 |
| 100.0469 | 7.550 | 7.549 | 7.549 | 7.548 | 7.547 |
| 100.0625 | 7.548 | 7.547 | 7.546 | 7.545 | 7.545 |
| 100.0781 | 7.545 | 7.544 | 7.544 | 7.543 | 7.542 |
| 100.0938 | 7.543 | 7.542 | 7.541 | 7.540 | 7.539 |
| 100.1094 | 7.540 | 7.539 | 7.538 | 7.537 | 7.536 |
| 100.1250 | 7.538 | 7.537 | 7.536 | 7.535 | 7.534 |
| **WAL (To Call)** | **9.43** | **9.04** | **8.69** | **8.36** | **8.03** |
| **Principal Window** | **Mar07 – Aug15** | **Mar07 – Oct14** | **Mar07 – Jan14** | **Mar07 – Apr13** | **Mar07 – Jul12** |

# CLASS B-1 – PRICE

| | | | |
|---|---|---|---|
| Balance | $8,808,000 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 7.556 | 7.556 | 7.556 | 7.556 | 7.556 |
| 99.8906 | 7.553 | 7.553 | 7.553 | 7.553 | 7.553 |
| 99.9063 | 7.550 | 7.550 | 7.550 | 7.550 | 7.550 |
| 99.9219 | 7.547 | 7.547 | 7.547 | 7.546 | 7.546 |
| 99.9375 | 7.544 | 7.543 | 7.543 | 7.543 | 7.543 |
| 99.9531 | 7.540 | 7.540 | 7.540 | 7.540 | 7.540 |
| 99.9688 | 7.537 | 7.537 | 7.537 | 7.536 | 7.536 |
| 99.9844 | 7.534 | 7.534 | 7.533 | 7.533 | 7.533 |
| 100.0000 | 7.531 | 7.530 | 7.530 | 7.530 | 7.529 |
| 100.0156 | 7.528 | 7.527 | 7.527 | 7.526 | 7.526 |
| 100.0313 | 7.524 | 7.524 | 7.523 | 7.523 | 7.523 |
| 100.0469 | 7.521 | 7.521 | 7.520 | 7.520 | 7.519 |
| 100.0625 | 7.518 | 7.517 | 7.517 | 7.516 | 7.516 |
| 100.0781 | 7.515 | 7.514 | 7.514 | 7.513 | 7.513 |
| 100.0938 | 7.512 | 7.511 | 7.510 | 7.510 | 7.509 |
| 100.1094 | 7.508 | 7.508 | 7.507 | 7.506 | 7.506 |
| 100.1250 | 7.505 | 7.504 | 7.504 | 7.503 | 7.503 |
| **WAL (To Call)** | **6.34** | **6.22** | **6.11** | **6.02** | **5.95** |
| **Principal Window** | **Mar07 – Jan10** | **Mar07 – Oct09** | **Mar07 – Jul09** | **Mar07 – May09** | **Mar07 – Mar09** |

# CLASS B-2 – PRICE

| | | | |
|---|---|---|---|
| Balance | $14,470,090 | Delay | 6 |
| Coupon | TBD | Dated | 2/1/2002 |
| Settle | 2/26/2002 | First Payment | 3/7/2002 |

| *Pricing Speed* | *175 MHP* | *200 MHP* | *225 MHP* | *250 MHP* | *275 MHP* |
|---|---|---|---|---|---|
| 99.8750 | 8.742 | 8.742 | 8.742 | 8.742 | 8.742 |
| 99.8906 | 8.740 | 8.740 | 8.740 | 8.740 | 8.740 |
| 99.9063 | 8.738 | 8.738 | 8.738 | 8.737 | 8.737 |
| 99.9219 | 8.736 | 8.735 | 8.735 | 8.735 | 8.735 |
| 99.9375 | 8.733 | 8.733 | 8.733 | 8.732 | 8.732 |
| 99.9531 | 8.731 | 8.731 | 8.730 | 8.730 | 8.729 |
| 99.9688 | 8.729 | 8.728 | 8.728 | 8.727 | 8.727 |
| 99.9844 | 8.727 | 8.726 | 8.726 | 8.725 | 8.724 |
| 100.0000 | 8.724 | 8.724 | 8.723 | 8.723 | 8.722 |
| 100.0156 | 8.722 | 8.721 | 8.721 | 8.720 | 8.719 |
| 100.0313 | 8.720 | 8.719 | 8.718 | 8.718 | 8.717 |
| 100.0469 | 8.718 | 8.717 | 8.716 | 8.715 | 8.714 |
| 100.0625 | 8.715 | 8.715 | 8.714 | 8.713 | 8.712 |
| 100.0781 | 8.713 | 8.712 | 8.711 | 8.710 | 8.709 |
| 100.0938 | 8.711 | 8.710 | 8.709 | 8.708 | 8.707 |
| 100.1094 | 8.709 | 8.708 | 8.706 | 8.705 | 8.704 |
| 100.1250 | 8.706 | 8.705 | 8.704 | 8.703 | 8.702 |
| **WAL (To Call)** | **11.32** | **10.76** | **10.26** | **9.78** | **9.31** |
| **Principal Window** | **Jan10 – Aug15** | **Oct09 – Oct14** | **Jul09 – Jan14** | **May09 – Apr13** | **Mar09 – Jul12** |

# DESCRIPTION OF COLLATERAL

## TOTAL COLLATERAL POOL

| | |
|---|---|
| Total Collateral: | $251,656,089.72 |
| Cut off Date of Tape: | 1/25/02 |
| Number of loans: | 6,439 |
| | |
| Aggregate Unpaid Principal Balance: | $251,656,089.72 |
| Aggregate Original Principal Balance: | $251,659,935.24 |
| | |
| Weighted Average Gross Coupon: | 10.299% |
| Gross Coupon Range: | 8.000% – 18.000% |
| | |
| Average Unpaid Principal Balance: | $39,083.10 |
| Average Original Principal Balance: | $39,083.70 |
| Maximum Unpaid Principal Balance: | $274,845.83 |
| Minimum Unpaid Principal Balance: | $4,865.00 |
| Maximum Original Principal Balance: | $275,000.00 |
| Minimum Original Principal Balance: | $4,848.08 |
| | |
| Weighted Average Stated Rem. Term (PTD to Mat Date): | 230 |
| Stated Rem Term Range: | 18 – 360 |
| Weighted Average Age: | 3 |
| Age Range: | 0 – 15 |
| Weighted Average Original Term | 233 |
| Original Term Range: | 18 – 360 |
| | |
| Weighted Average Original LTV: | 86.62% |
| Original LTV Range: | 13.20% - 100.00% |
| | |
| Greatest Zip Code Concentration: | |
| Zip Code: | 37876 (0.37%) |
| Loan Count: | 24 |
| Balance: | $930,829.89 |
| | |
| New Loans: | $168,422,794 (66.93%) |
| Used Loans: | $83,233,295 (33.07%) |
| | |
| Not Parked: | $170,481,371 (67.74%) |
| Parked: | $72,349,253 (28.75%) |
| Site Built: | $8,825,465 (3.51%) |
| | |
| Fixed Rate Collateral: | $251,477,604.44 (99.93%) |
| Adjustable Rate Collateral: | $178,485.28 (0.07%) |

**Geographical Distribution of Manufactured Homes as of Origination**

| Location | Number of Contracts as of Cut-off Date | Aggregate Principal Balance Outstanding as of Cut-off Date | Percent of Total Balance |
|---|---|---|---|
| Alabama | 163 | $ 5,974,670.38 | 2.37% |
| Alaska | 1 | $ 49,606.77 | 0.02% |
| Arizona | 64 | $ 2,665,653.67 | 1.06% |
| Arkansas | 136 | $ 5,403,244.05 | 2.15% |
| California | 117 | $ 3,828,297.51 | 1.52% |
| Colorado | 92 | $ 3,915,873.37 | 1.56% |
| Delaware | 9 | $ 342,602.43 | 0.14% |
| District of Columbia | 2 | $ 122,093.99 | 0.05% |
| Florida | 304 | $ 12,280,966.19 | 4.88% |
| Georgia | 156 | $ 6,170,640.70 | 2.45% |
| Idaho | 6 | $ 192,766.66 | 0.08% |
| Illinois | 45 | $ 1,717,799.96 | 0.68% |
| Indiana | 106 | $ 3,760,347.40 | 1.49% |
| Iowa | 59 | $ 2,222,263.36 | 0.88% |
| Kansas | 43 | $ 1,813,124.56 | 0.72% |
| Kentucky | 324 | $ 12,374,173.04 | 4.92% |
| Louisiana | 226 | $ 8,669,184.01 | 3.44% |
| Maine | 1 | $ 25,904.02 | 0.01% |
| Maryland | 14 | $ 561,585.49 | 0.22% |
| Massachusetts | 1 | $ 28,732.61 | 0.01% |
| Michigan | 174 | $ 7,013,933.67 | 2.79% |
| Minnesota | 55 | $ 2,226,776.06 | 0.88% |
| Mississippi | 180 | $ 6,656,052.82 | 2.64% |
| Missouri | 112 | $ 4,296,253.67 | 1.71% |
| Montana | 17 | $ 615,984.29 | 0.24% |
| Nebraska | 7 | $ 306,570.76 | 0.12% |
| Nevada | 2 | $ 81,838.08 | 0.03% |
| New Hampshire | 6 | $ 267,377.20 | 0.11% |
| New Jersey | 4 | $ 136,184.79 | 0.05% |
| New Mexico | 33 | $ 1,391,951.14 | 0.55% |
| New York | 48 | $ 2,110,043.98 | 0.84% |
| North Carolina | 692 | $ 29,145,786.36 | 11.58% |
| North Dakota | 8 | $ 308,972.93 | 0.12% |
| Ohio | 139 | $ 5,439,337.10 | 2.16% |
| Oklahoma | 98 | $ 3,733,915.75 | 1.48% |
| Oregon | 12 | $ 594,973.07 | 0.24% |
| Pennsylvania | 61 | $ 2,135,967.46 | 0.85% |
| South Carolina | 394 | $ 15,206,917.77 | 6.04% |
| South Dakota | 15 | $ 520,715.40 | 0.21% |
| Tennessee | 845 | $ 32,732,816.98 | 13.01% |
| Texas | 1,318 | $ 50,345,786.93 | 20.01% |
| Utah | 10 | $ 512,046.46 | 0.20% |
| Vermont | 1 | $ 21,496.88 | 0.01% |
| Virginia | 242 | $ 10,085,543.21 | 4.01% |
| Washington | 15 | $ 641,929.73 | 0.26% |
| West Virginia | 43 | $ 1,473,900.88 | 0.59% |
| Wisconsin | 32 | $ 1,276,160.76 | 0.51% |
| Wyoming | 7 | $ 257,325.42 | 0.10% |
| Total | 6,439 | $ 251,656,089.72 | 100.00% |

## Origination of Contracts

| Year of Origination of Contracts | Number of Contracts as of Cut-off Date | Aggregate Principal Balance Outstanding as of Cut-off Date | Percent of Total Balance |
|---|---|---|---|
| 1992 | 1 | $ 16,553.21 | 0.01% |
| 1993 | 2 | $ 42,442.33 | 0.02% |
| 1994 | 1 | $ 32,711.34 | 0.01% |
| 1995 | 10 | $ 548,667.38 | 0.22% |
| 1996 | 11 | $ 321,905.96 | 0.13% |
| 1997 | 14 | $ 511,656.04 | 0.20% |
| 1998 | 24 | $ 791,655.77 | 0.31% |
| 1999 | 395 | $ 15,093,159.16 | 6.00% |
| 2000 | 76 | $ 3,265,738.99 | 1.30% |
| 2001 | 5,317 | $ 210,285,650.39 | 83.56% |
| 2002 | 588 | $ 20,745,949.15 | 8.24% |
| Total | 6,439 | $ 251,656,089.72 | 100.00% |

## Remaining Months to Maturity

| Remaining Months to Maturity | Number of Contracts as of Cut-off Date | Aggregate Principal Balance Outstanding as of Cut-off Date | Percent of Total Balance |
|---|---|---|---|
| 0 - 60 | 113 | $ 1,478,667.09 | 0.59% |
| 61 - 120 | 848 | $ 17,959,562.75 | 7.14% |
| 121 - 180 | 1,760 | $ 53,846,701.97 | 21.40% |
| 181 - 240 | 2,336 | $ 101,028,332.87 | 40.15% |
| 241 - 300 | 700 | $ 35,697,385.43 | 14.18% |
| 301 - 360 | 682 | $ 41,645,439.61 | 16.55% |
| Total | 6,439 | $ 251,656,089.72 | 100.00% |

**Distribution of Original Contract Amounts**

| Distribution of Original Amounts | Number of Contracts as of Cut-off Date | Aggregate Principal Balance Outstanding as of Cut-off Date | Percent of Total Balance |
|---|---|---|---|
| $0.01 - $10,000.00 | 70 | $ 558,174.05 | 0.22% |
| $10,000.01 - $20,000.00 | 700 | $ 10,960,989.80 | 4.36% |
| $20,000.01 - $30,000.00 | 1,510 | $ 38,447,773.47 | 15.28% |
| $30,000.01 - $40,000.00 | 1,677 | $ 58,338,828.07 | 23.18% |
| $40,000.01 - $50,000.00 | 976 | $ 43,576,091.10 | 17.32% |
| $50,000.01 - $60,000.00 | 698 | $ 38,294,508.20 | 15.22% |
| $60,000.01 - $70,000.00 | 420 | $ 27,148,936.48 | 10.79% |
| $70,000.01 - $80,000.00 | 200 | $ 14,775,197.93 | 5.87% |
| $80,000.01 - $90,000.00 | 81 | $ 6,873,945.48 | 2.73% |
| $90,000.01 - $100,000.00 | 46 | $ 4,362,056.86 | 1.73% |
| $100,000.01 - $110,000.00 | 19 | $ 1,976,565.97 | 0.79% |
| $110,000.01 - $120,000.00 | 9 | $ 1,026,999.89 | 0.41% |
| $120,000.01 - $130,000.00 | 3 | $ 377,823.15 | 0.15% |
| $130,000.01 - $140,000.00 | 9 | $ 1,218,396.48 | 0.48% |
| $140,000.01 - $150,000.00 | 7 | $ 1,025,806.34 | 0.41% |
| $150,000.01 - $160,000.00 | 2 | $ 305,686.66 | 0.12% |
| $160,000.01 - $170,000.00 | 3 | $ 497,567.55 | 0.20% |
| $170,000.01 - $180,000.00 | 2 | $ 356,837.27 | 0.14% |
| $210,000.01 - $220,000.00 | 3 | $ 543,498.61 | 0.22% |
| $220,000.01 - $230,000.00 | 2 | $ 452,024.43 | 0.18% |
| $260,000.01 - $270,000.00 | 1 | $ 263,536.10 | 0.10% |
| $270,000.01 - $280,000.00 | 1 | $ 274,845.83 | 0.11% |
| Total | 6,439 | $ 251,656,089.72 | 100.00% |

### Distribution of Original Loan-to-Value Ratios

| Distribution of Original Loan-to-Value Ratios | Number of Contracts as of Cut-off Date | Aggregate Principal Balance Outstanding as of Cut-off Date | Percent of Total Balance |
|---|---|---|---|
| 10.01% - 20.00% | 5 | $ 156,893.17 | 0.06% |
| 20.01% - 30.00% | 13 | $ 241,885.68 | 0.10% |
| 30.01% - 40.00% | 27 | $ 617,868.97 | 0.25% |
| 40.01% - 50.00% | 73 | $ 1,838,509.36 | 0.73% |
| 50.01% - 60.00% | 185 | $ 5,854,830.02 | 2.33% |
| 60.01% - 70.00% | 455 | $ 17,550,164.79 | 6.97% |
| 70.01% - 80.00% | 777 | $ 33,649,907.73 | 13.37% |
| 80.01% - 90.00% | 1,522 | $ 58,050,586.35 | 23.07% |
| 90.01% - 100.00% | 3,382 | $ 133,695,443.65 | 53.13% |
| Total | 6,439 | $ 251,656,089.72 | 100.00% |

### Cut-off Date Contract Rates

| Cut-off Date Contract Rate | Number of Contracts as of Cut-off Date | Aggregate Principal Balance Outstanding as of Cut-off Date | Percent of Total Balance |
|---|---|---|---|
| 7.001% - 8.000% | 25 | $ 1,259,178.70 | 0.50% |
| 8.001% - 9.000% | 963 | $ 50,875,520.22 | 20.22% |
| 9.001% - 10.000% | 1,959 | $ 85,383,090.15 | 33.93% |
| 10.001% - 11.000% | 2,033 | $ 68,771,887.91 | 27.33% |
| 11.001% - 12.000% | 730 | $ 23,802,327.11 | 9.46% |
| 12.001% - 13.000% | 371 | $ 11,696,594.30 | 4.65% |
| 13.001% - 14.000% | 215 | $ 6,353,390.92 | 2.52% |
| 14.001% - 15.000% | 93 | $ 2,396,399.31 | 0.95% |
| 15.001% - 16.000% | 38 | $ 946,169.48 | 0.38% |
| 16.001% - 17.000% | 7 | $ 97,359.24 | 0.04% |
| 17.001% - 18.000% | 5 | $ 74,172.38 | 0.03% |
| Total | 6,439 | $ 251,656,089.72 | 100.00% |